Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

ACE MARKETING & PROMOTIONS, INC.

Under Section 805 of the Business Corporation Law

It is hereby certified that:

1. The name of the Corporation is Ace Marketing & Promotions, Inc.

2. The Certificate of Incorporation of the Corporation was filed by the Department of State on March 26, 1998.

3. The Certificate of Incorporation is amended as follows:

To amend and replace Article FIRST of the Certificate of Incorporation to change the name of the Corporation to read as follows:

“FIRST. The name of the Corporation is Mobiquity Technologies, Inc.”

4. The Certificate of Incorporation is also amended as follows:

To amend Article FOURTH of the Certificate of Incorporation to increase the authorized number of shares of Common Stock. Currently the corporation is authorized to issue 100,000,000 common shares at $.0001 par value. The corporation shall add 100,000,000 common shares at a $.0001 par value for a total of 200,000,000 common shares with a $.0001 par value. The corporation’s authorized 5,000,000 preferred shares at $.0001 par value shall remain unchanged. Accordingly, Article FOURTH of the Certificate of Incorporation is hereby amended and changed in its entirety, to now read as follows:

“FOURTH. The total number of shares of stock which the corporation shall have authority to issue is two-hundred five million (205,000,000), of which two-hundred million (200,000,000) shares, par value of one-tenth of a mil ($.0001) each, amounting in the aggregate to twenty thousand ($20,000) dollars, shall be common stock and of which five million (5,000,000) shares, par value of one-tenth of a mil ($.0001) each, amounting in the aggregate to five hundred ($500) dollars, shall be preferred stock.

The voting powers, designations, preferences and relative, participating optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the preferred stock, in one or more series, shall be fixed by one or more resolutions providing for the issue of such stock adopted by the Corporation's board of directors, in accordance with the provisions of Section 502 of the Business Corporation Law of New York and the board of directors is expressly vested with authority to adopt one or more such resolutions.”

5. Pursuant to Section 803(a) of the Business Corporation Law, this amendment to the Certificate of Incorporation was authorized by unanimous consent of the board of directors of the Corporation on May 28, 2013 pursuant to Section 708(b) of the Business Corporation Law and by a majority of the outstanding shares entitled to vote at a meeting of stockholders of the Corporation pursuant to Section 602(c) of the Business Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby affirms that statements made herein are true and under penalties of perjury.

Dated: September 10, 2013	ACE MARKETING & PROMOTIONS, INC.

	By:	/s/ Michael Trepeta
Michael Trepeta, President and Co-Chief Executive Officer

	By:	/s/ Dean Julia
Dean Julia, Secretary and Co-Chief Executive Officer